FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)










Filing of Annual Report on Form 20-F

HSBC Holdings plc has today filed with the SEC an annual report on Form 20-F that includes audited financial statements for the year ended 31 December 2007.

The annual report on Form 20-F is available on the Company's website - www.hsbc.com/financialresults. Shareholders may obtain, free of charge, a printed copy of the complete audited financial statements as contained in the Annual Report and Accounts 2007 from Internal Communications, HSBC-North America, 26525 N. Riverwoods Boulevard, Mettawa, Illinois 60045, USA or alternatively from Group Communications, HSBC Holdings plc, 8 Canada Square,
London, E14 5HQ or Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.





N S Black
Assistant Secretary
HSBC Holdings plc
00 44 20 7991 2652




 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 March, 2008